SKY PETROLEUM, INC.

401 Congress Avenue, Suite 1540

Austin, Texas 78701

Phone: (512) 687-3427

October 11, 2006

Via: Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

ATTN: Ms. Jennifer Goeken

Re:	Response Letter to SEC Comments to Form 8-K filed September 29, 2006
File No. 333-99455

Ladies and Gentlemen:

On behalf of Sky Petroleum, Inc. (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on October 4, 2006, in regard to the Form 8-K filed by the Company on September 29, 2006 (“8-K”) (File No. 333-99455).

SEC Comment 1:

Item 4.01 Form 8-K, filed September 29, 2006

Please revise your disclosure to state the specific date the former accountant was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.

Company Response:

The 8-K contained a statement that the former accountant was dismissed on or about September 29, 2006. This statement has been revised in the 8-K/A filed October 11, 2006 (“8-K/A”) to state that the former accountant was dismissed on September 29, 2006.

SEC Comment 2:

With respect to disclosure surrounding disagreement with your former accountant, specifically make reference to you two most recent fiscal years and any subsequent interim period through the date of dismissal as required by Item 304(a)(1)(iv)(A).

Company Response:

The Company has revised the disclosure in the Form 8-K/A to specifically reference the two most recent fiscal years and any subsequent interim period through the date of dismissal as required.

Securities and Exchange Commission

ATTN: Jennifer Goeken

October 11, 2006

SEC Comment 3:

Please state the specific date you engaged your new principal independent accountant, BDO Patel and Al Saleh, of Dubai, United Arab Emirates, as requested by Item 304(a)(2) of Regulation S-B.

Company Response:

The 8-K contained a statement that the new principal independent accountant was appointed on or about September 29, 2006. This statement has been revised in the 8-K/A to state that the new principal accountant was appointed on September 29, 2006.

SEC Comment 4:

Please confirm, if true, that your new principal independent account is registered with the Public Company Accounting Oversight Board (PCAOB) or otherwise advise.

Company Response:

The 8-K/A contains a statement that the new accountant is registered with the Public Company Accounting Oversight Board.

SEC Comment 5:

Please file, upon receipt, a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Company Response:

As stated in the 8-K, the Company intended to file the letter from its former accountant upon receipt within the time period permitted by Item 304 (a)(3) of Regulation S-B. That letter was approved for filing with the 8-K/A and has been timely filed.

SEC Comment 6:

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Company Response:

The former accountant has reviewed the 8-K/A, including the amendments in response to the above SEC comments, and has approved for filing the letter attached as Exhibit 16.1 to the 8-K/A.

Securities and Exchange Commission

ATTN: Jennifer Goeken

October 11, 2006

Final Company Comments:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SKY PETROLEUM, INC.

Michael Noonan

Vice President Corporate and Secretary